MANAGEMENT REPORT
1Q21 RESULTS

Conference call
Thursday
05/13/2021
10:00 a.m. BRT
8:00 a.m EDT
Access at:
https://choruscall.com.br/brf/1q21.htm

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Market cap
R$17.10 billion
US$3.23 billion

Stock prices
BRFS3 R$21.05
BRFS US$3.97

Shares outstanding:
812,473,246 common shares
4,766,084 treasury shares

Base: 03/31/2021

IR Contacts:

Carlos Alberto Moura
Vice-CFO and IRO

Gabriela Woge
IRO

Pedro Bueno
IR Manager

+55 11 2322 5377
acoes@brf-br.com

See more at **ri.brf-global.com**

São Paulo, May 12, 2021 – BRF S.A. (B3: BRFS3; NYSE:BRF) – referred to as "BRF" or "Company" today announced the results for the first quarter of 2021 (1Q21). This report includes results recorded in Brazilian reais, pursuant to Brazilian corporation laws, and accounting practices adopted in Brazil. These results are in compliance with the International Financial Reporting Standards (IFRS) and are comparable to the same period of 2020 and/or previous years, as indicated.

Disclaimer

The statements included in this report concerning the company's prospective business, projections, and potential growth are merely forecasts based on management's expectations in regards to the future of the company. These expectations are highly dependent on market changes and the general economic performance of the country, the industry, and international markets, and are therefore subject to change.

MESSAGE FROM MANAGEMENT

To our shareholders,

This quarter we moved forward towards our journey of growth which we called "Vision 2030" During this time, we simultaneously faced the worsening of the Covid-19 pandemic in the regions where we operate. The pandemic altered product demands, accentuated macroeconomic volatility, and along with other market conditions, increased the cost of raw materials (most notably for grains). However, we were resilient and agile to adapted to these changes while recording consistent and sustainable results. Despite the abovementioned challenges, our EBITDA totaled R$1.2 billion in line with the first quarter of last year when there were no effects of COVID-19. Our net income came to R$22 million: an improvement compared to the R$38 million net loss recorded in 1Q20.

We continued to accelerate initiatives that combined innovation, sustainability, and growth while taking the first steps towards our Vision 2030. We announced the strategic partnership with Aleph Farms, an Israeli startup that researches the production of meat through cell cultures. This exclusive partnership in Brazil will enable us to distribute cultivated meat that offers proper nutrition with relevant sustainable initiatives. We launched more than 60 new products in the markets where we operate to increase the presence of our main brands. To support this long-term strategy, we created the vice presidency for new businesses, to leverage the pet food, meat substitutes, and snacks segments. In addition to leading the innovation initiatives, this office will be responsible for the ingredients and ready meal segments.

Keeping in mind the Company´s origins, history, and passion, we feel the responsibility to contribute during this time of pandemic, take appropriate measures to minimize its impacts, and do our part for the whole. We announced more than R$50 million in donations directly, and through the BRF Institute, to face COVID-19 in food, medicine, medical supplies, equipment and support for social development and research funds. These efforts also include logistical support to prevent further impacts of the pandemic.

This quarter, we signed the first contracts related to the partnership with Banco do Brasil to finance the installation of solar energy panels on our outgrowers' farms. We also participate in the Round Table on Responsible Soy Association (RTRS): the world's largest sustainability platform in the soy chain. In addition, BRF committed to have "Equality is a Priority" which is a commitment from the Brazilian network of the UN Global Compact.

In this document, we demonstrate our performance, growth initiatives and business developments. We own the second-best reputation in the food sector according to the corporate reputation business monitor research conducted by the consultancy firm Merco in Brazil. We are also the top-ranked Brazilian company in The Wall Street Journal's "100 Most Sustainably Managed Companies in the World" ranking list. We are also among the seven Brazilian companies featured in Forbes' "Best companies to work for" ranking in 2020. And, it is worth noting the conclusion of investigations by the U.S. Securities and Exchange Commission (SEC) and U.S. Department of Justice (DoJ) against BRF within the scope of Trapaça and Carne Fraca Operations, thus we move forward in our commitment to integrity.

On my behalf, and on behalf of the executive committee, I would like to thank our 100,000+ employees, 15,000+ suppliers, est. 10,000 integrated outgrowers and over 360,000+ customers who contribute to fulfilling our purpose: offer high-quality products that are increasingly tasty and practical, to people all around the world, and providing BETTER LIFE for everyone. I would also like to thank our board of directors and shareholders for their support, our suppliers for their collaborative efforts, the communities in which we operate, and our customers for their loyalty to our products and brands.

Lorival Nogueira Luz Jr.
Global CEO

OPERATING AND FINANCIAL PERFORMANCE

Our volume sold reached 1.1 million tons, in line in the y-o-y comparison. Net revenue hit the record of R$10.6 billion, 18% higher than in 1Q20. The 20.2% increase in average price did not offset the 25.4% increase in COGS, due to higher raw materials, thus, gross profit dropped 2.6% to R$2.2 billion, with a gross margin of 20.7% in 1Q21, 4.5 p.p. down from 1Q20. The Adjusted EBITDA totaled R$1.2 billion, in line with 1Q20, despite gross profit decline, driven by higher control of expenses, although higher expenses recorded deriving from the pandemic. The Adjusted EBITDA margin reached 11.6%, a 2.4 p.p. decrease from 1Q20. This quarter, net income from continuing operations totaled R$22 million, reverting the net loss recorded in 1Q20.

In 1Q21, we posted a strong operating cash generation (R$1.4 billion) and free cash flow totaled R$707 million, despite increased capital investments and the foreign exchange impact on debt, resulting in a net leverage of 2.96x, mostly affected by Brazilian Real depreciation.

Highlights (Million R$)	1Q21	1Q20	Chg. % y/y	4Q20	Chg. % q/q
Volume (Thousand Tons)	1,070	1,087	(1.6%)	1,198	(10.7%)
Net Revenues	**10,592**	8,949	**18.4%**	11,474	(7.7%)
Average Price (R$/kg)	*9.90*	*8.23*	*20.2%*	*9.58*	*3.4%*
COGS	(8,397)	(6,696)	25.4%	(8,580)	(2.1%)
Gross Profit	**2,195**	2,253	**(2.6%)**	2,895	(24.2%)
Gross Margin	*20.7%*	*25.2%*	*(4.5) p.p.*	*25.2%*	*(4.5) p.p.*
Net (Loss) Income Continued Operations	**22**	(38)	n.m.	902	(97.5%)
Net Margin - Continued Op. (%)	*0.2%*	*(0.4%)*	*0.6 p.p.*	*7.9%*	*(7.7) p.p.*
Net (Loss) Income Total Consolidated	**22**	(38)	n.m.	902	(97.5%)
Net Margin - Total Consolidated (%)	*0.2%*	*(0.4%)*	*0.6 p.p.*	*7.9%*	*(7.7) p.p.*
Adjusted EBITDA	**1,234**	1,251	**(1.4%)**	1,587	(22.3%)
EBITDA Adjusted Margin (%)	*11.6%*	*14.0%*	*(2.4) p.p.*	*13.8%*	*(2.2) p.p.*
Tributary Impacts (ICMS and Staple Food Basket)	38	-	n.m.	92	(58.3%)
EBITDA Adjusted Ex-Tributary Effects*	**1,196**	1,251	**(4.4%)**	1,496	(20.1%)
EBITDA Adjusted Margin Ex-Tributary Effects (%)*	*11.3%*	*14.0%*	*(2.7) p.p.*	*13.0%*	*(1.7) p.p.*
Cash Generation (Consumption)	**707**	2,774	**(74.5%)**	(1,502)	n.m.
Net Debt	15,318	15,589	(1.7%)	14,152	8.2%
Leverage (Net Debt/Adj.EBITDA LTM)	**2.96x**	2.68x	**10.6%**	2.73x	8.6%

* Excluding tax assets relating to exclusion of ICMS from the PIS/Cofins calculation basis and ICMS liabilities over Staple Basket

Below, our results by segment, and related quarterly comparisons analyses.

BRAZIL SEGMENT

Brazil Segment	1Q21	1Q20	Chg. % y/y	4Q20	Chg. % q/q
Volume (Thousand Tons)	**535**	565	(5.4%)	629	(14.9%)
Poultry (In Natura)	*121*	*128*	*(5.1%)*	*123*	*(1.2%)*
Pork and Others (In Natura)	*26*	*31*	*(14.1%)*	*26*	*2.4%*
Processed foods	*387*	*407*	*(4.8%)*	*480*	*(19.4%)*
Net Operating Revenues (R$, Million)	**5,393**	4,686	**15.1%**	**6,395**	(15.7%)
Average price (R$/Kg)	*10.08*	*8.29*	*21.6%*	*10.17*	*(0.9%)*
COGS	(4,227)	(3,540)	19.4%	(4,631)	(8.7%)
Gross Profit (R$, Million)	**1,166**	1,146	**1.7%**	**1,765**	(33.9%)
Gross Margin (%)	*21.6%*	*24.5%*	*(2.8) p.p.*	*27.6%*	*(6.0) p.p.*
EBITDA Adjusted (R$, Million)	**693**	607	**14.3%**	**1,101**	(37.1%)
EBITDA Adjusted Margin (%)	*12.9%*	*12.9%*	*0.0 p.p.*	*17.2%*	*(4.3) p.p.*
EBITDA Adjusted Ex-Tributary Effects* (R$, Million)	**655**	607	**8.0%**	**1,010**	(35.1%)
EBITDA Adjusted Margin Ex-Tributary Effects (%)*	*12.1%*	*12.9%*	*(0.8) p.p.*	*15.8%*	*(3.6) p.p.*

* Excluding tax assets relating to exclusion of ICMS from the PIS/Cofins calculation basis and ICMS liabilities over Staple Basket

The first months of 2021 were marked by an extremely challenging scenario in the country, reflecting an upsurge of the Covid-19 pandemic, with several Brazilian states and cities going through the worst of times, since the onset of the pandemic. As a result, the macroeconomic scenario sharply deteriorated, which required the Company to quickly make decisions, implement and reinforce the tactical actions necessary to achieve and preserve its short, medium and long-term objectives.

As a result, the indicators reflecting the quality of operational and commercial execution maintained their positive performance, mainly due to: (i) the accelerated pace of innovations, which totaled 6.7% of total gross revenue, versus 4.2% in 1Q20 (2.5 p.p. growth y/y); (ii) value-added mix share, which reached 81.9% of the total volume sold, 2.8 p.p. higher than in 1Q20; (iii) growth in the preference index with Sadia (+3.7% vs. 4Q20), Perdigão (+4.5% vs. 4Q20) and Qualy (+2.9% vs. 4Q20).

Thus, Brazil segment net revenue totaled R$5,393 million, 15.1% higher y/y in 1Q21. Average prices increased by 21.6% y/y in 1Q21, due to an improved mix of products and channels, partially mitigating higher costs. On the other hand, total volume dropped 5.4% y/y, reflecting demand behavior influenced by economy slowdown.

We remained focused on excellence and execution, advancing commercial productivity. We also enhanced our delivery level of services, improving this indicator by reaching 90% of on time deliveries, +4 p.p. vs 1Q20, due to the focus on preventing and reducing breakage through structuring and automation projects.

The lower operating leverage, linked to higher grain, freight and packaging costs and non-recurring expenses to prevent and fight the effects of the Covid-19 pandemic, pressured the gross margin by 2.8 p.p. y/y, although offset by well control of expenses. As a result, Adjusted EBITDA grew 14.3% y/y, with a margin of 12.9%, in line with 1Q20. Excluding costs and expenses related to the Covid-19 pandemic in the Brazil Segment, totaling R$43 million, Adjusted EBITDA would reach R$736 million (+21.4% y/y) in 1Q21.

INTERNATIONAL SEGMENT

International Segment	1Q21	1Q20	Chg. % y/y	4Q20	Chg. % q/q
Volume (Thousand Tons)	466	458	1.7%	498	(6.5%)
Poultry (In Natura)	*358*	*360*	*(0.4%)*	*373*	*(4.0%)*
Pork and Others (In Natura)	*45*	*44*	*2.4%*	*51*	*(12.8%)*
Processed foods	*63*	*54*	*15.6%*	*74*	*(15.1%)*
Net Operating Revenues (R$, Million)	**4,821**	4,016	**20.1%**	**4,708**	**2.4%**
Average price (R$/Kg)	*10.35*	*8.77*	*18.0%*	*9.45*	*9.6%*
COGS	(3,904)	(2,966)	31.6%	(3,674)	6.2%
Gross Profit (R$, Million)	**917**	1,049	**(12.6%)**	**1,033**	**(11.2%)**
Gross Margin (%)	*19.0%*	*26.1%*	*(7.1) p.p.*	*22.0%*	*(3.0) p.p.*
Adjusted EBITDA (R$, Million)	**452**	680	**(33.5%)**	**477**	**(5.2%)**
Adjusted EBITDA Margin (%)	*9.4%*	*16.9%*	*(7.5) p.p.*	*10.1%*	*(0.7) p.p.*

1. Asia

Asia	1Q21	1Q20	Chg. % y/y	4Q20	Chg. % q/q
Volume (Thousand Tons)	130	135	(3.1%)	139	(6.4%)
Poultry (In Natura)	*90*	*94*	*(4.4%)*	*94*	*(4.6%)*
Pork and Others (In Natura)	*37*	*35*	*4.8%*	*40*	*(7.5%)*
Processed foods	*4*	*5*	*(32.9%)*	*5*	*(30.0%)*
Net Operating Revenues (R$, Million)	**1,453**	1,326	**9.6%**	**1,502**	**(3.3%)**
Average price (R$/Kg)	*11.14*	*9.85*	*13.1%*	*10.78*	*3.4%*
COGS	(1,149)	(887)	29.6%	(1,081)	6.3%
Gross Profit (R$, Million)	**304**	439	**(30.7%)**	**421**	**(27.8%)**
Gross Margin (%)	*20.9%*	*33.1%*	*(12.2) p.p.*	*28.0%*	*(7.1) p.p.*
Adjusted EBITDA (R$, Million)	**248**	407	**(39.2%)**	**342**	**(27.6%)**
Adjusted EBITDA Margin (%)	*17.0%*	*30.7%*	*(13.7) p.p.*	*22.8%*	*(5.8) p.p.*

In 1Q21, net revenue in the Asian market grew 9.6% y/y to R$1.5 billion, higher average prices in Reais (+13.1% y/y), partially offset by the 3.1% y/y drop in volumes. In China, demand remained strong, with a 9.0% y/y higher volume, positive performance both for swine (+11.5% y/y) and chicken (+6.5% y/y). On the other hand, other Asian markets still suffer from a restrained demand due to the pandemic, especially in the Food Service channel, while local inventories remained at high levels, notably in Japan, reinforcing the negative pressure of prices. Gross profit reached R$304 million in 1Q21, with a gross margin of 20.9% (-12.2 p.p. y/y). Lower profitability was due to higher production costs and Covid-19-related expenses. Excluding the Covid-19 effects, Adjusted EBITDA would total R$260 million in 1Q21, with a margin of 17.9% (-12.9 p.p. y/y).

2. Halal Distribution - Halal DDP

Halal DDP	1Q21	1Q20	Chg. % y/y	4Q20	Chg. % q/q
Volume (Thousand Tons)	179	184	(2.7%)	184	(2.7%)
Poultry (In Natura)	*147*	*155*	*(5.2%)*	*150*	*(2.5%)*
Others (In Natura)	*1*	*0*	*56.3%*	*1*	*(27.3%)*
Processed foods	*31*	*29*	*10.3%*	*33*	*(3.2%)*
Net Operating Revenues (R$, Million)	2,092	1,702	22.9%	1,924	8.7%
Average price (R$/Kg)	*11.70*	*9.27*	*26.3%*	*10.47*	*11.8%*
COGS	(1,604)	(1,288)	24.5%	(1,457)	10.1%
Gross Profit (R$, Million)	487	413	17.9%	467	4.3%
Gross Margin (%)	*23.3%*	*24.3%*	*(1.0) p.p.*	*24.3%*	*(1.0) p.p.*
Adjusted EBITDA (R$, Million)	195	165	18.0%	135	44.5%
Adjusted EBITDA Margin (%)	*9.3%*	*9.7%*	*(0.4) p.p.*	*7.0%*	*2.3 p.p.*

Net revenue in Halal Distribution totaled R$2.1 billion in 1Q21 (+22.9% y/y), driven by the depreciation of Real versus US dollar (22.8% y/y) and higher prices in Turkey due to higher costs, favored by better balance between supply and demand. Volumes fell 2.7% y/y due to restrictions imposed by local governments to prevent advances of Covid-19, virtually affecting all the channels. In Turkey, also, we can observe the strength of the market, even in a scenario of the economic crisis, Turkish lira depreciation, and worsening of Covid-19 cases, the net revenue grew 44.1% y/y. In addition to the price increase, as previously mentioned, the positive performance reflects the Company's strategy of intensifying its presence in retail, strengthening the Banvit brand and improving commercial execution in the domestic market. The lower volume in the period, coupled with the impact of grain and production costs, pressured the gross margin by 1.0 p.p. y/y, reaching 23.3% in 1Q21. However, the strict control of expenses partially offset this impact. Thus, Adjusted EBITDA totaled R$195 million, with a margin of 9.3% in 1Q21. Excluding the Covid-19 effects, Halal Distribution's Adjusted EBITDA would total R$202 million in 1Q21, with an Adjusted EBITDA margin of 9.7%, in line with previous year.

3. Direct Exports

Direct Exports	1Q21	1Q20	Chg. % y/y	4Q20	Chg. % q/q
Volume (Thousand Tons)	156	139	12.2%	175	(10.7%)
Poultry (In Natura)	*122*	*111*	*9.6%*	*128*	*(5.3%)*
Pork and Others (In Natura)	*7*	*8*	*(11.1%)*	*11*	*(31.9%)*
Processed foods	*28*	*20*	*36.4%*	*36*	*(23.7%)*
Net Operating Revenues (R$, Million)	1,276	988	29.1%	1,282	(0.5%)
Average price (R$/Kg)	*8.16*	*7.09*	*15.0%*	*7.32*	*11.4%*
COGS	(1,150)	(791)	45.4%	(1,137)	1.2%
Gross Profit (R$, Million)	125	197	(36.3%)	145	(13.3%)
Gross Margin (%)	*9.8%*	*19.9%*	*(10.1) p.p.*	*11.3%*	*(1.5) p.p.*
Adjusted EBITDA (R$, Million)	10	107	(91.1%)	(0)	n.m.
Adjusted EBITDA Margin (%)	*0.7%*	*10.9%*	*(10.2) p.p.*	*(0.0%)*	*0.7 p.p.*

In 1Q21, net revenue from Direct Exports rose 29.1% y/y to R$1.3 billion, reflecting higher average prices in Reais (+15.0% y/y), mainly sustained by currency depreciation and volume growth of 12.2% y/y, due to the partial reopening of the Food Service channel in several markets, such as Europe, for example. Chile was the

highlight, where we kept the pace of our strategy of increasing our presence in retail through Sadia and Qualy brands, resulting in market share gains. Higher grain and production costs and US dollar-denominated expenses pressured the region's profitability. As a result, Adjusted EBITDA came to R$10 million. If we exclude the Covid-19-related expenses, Adjusted EBITDA would total R$18 million, with a margin of 1.4% (-9.4 p.p. y/y).

OTHER SEGMENTS

Other Segments + Ingredients	1Q21	1Q20	Chg. % y/y	4Q20	Chg. % q/q
Volume (Thousand Tons)	69	64	8.3%	71	(2.2%)
Poultry (In Natura)	*0*	*0*	*n.m.*	*1*	*n.m.*
Pork and Others (In Natura)	*0*	*0*	*n.m.*	*2*	*n.m.*
Processed foods	*0*	*0*	*n.m.*	*1*	*n.m.*
Ingredients	*46*	*45*	*2.5%*	*42*	*9.1%*
Pet	*1*	*1*	*66.6%*	*1*	*n.m.*
Others Sales	*22*	*18*	*21.6%*	*25*	*(9.5%)*
Net Operating Revenues (R$, Million)	**378**	**247**	**52.8%**	**371**	**1.9%**
COGS	(268)	(190)	41.0%	(274)	(2.4%)
Gross Profit (R$, Million)	**110**	**57**	**92.0%**	**96**	**14.1%**
Gross Margin (%)	*29.1%*	*23.2%*	*5.9 p.p.*	*26.0%*	*3.1 p.p.*
Adjusted EBITDA (R$, Million)	**96**	**46**	**110.5%**	**79**	**22.0%**
Adjusted EBITDA Margin (%)	*25.3%*	*18.4%*	*6.9 p.p.*	*21.2%*	*4.1 p.p.*

Adjusted EBITDA for "Other Segments" [1] totaled R$96 million in 1Q21, with an Adjusted EBITDA margin of 25.3%, especially fueled by efficiency gains and better prices practiced in the Ingredients segment.

CORPORATE

Corporate - R$ Million	1Q21	1Q20	Chg. % y/y	4Q20	Chg. % q/q
Gross Profit	2	(0)	n.m.	0	n.m.
Adjusted EBITDA	(7)	(81)	(91.1%)	(69)	(89.7%)

Adjusted EBITDA for the Corporate segment totaled a negative R$7 million in 1Q21 affected by: (i) -R$4.3 million resulting from the net increase in provisions for civil and tax contingencies; (ii) +R$5.7 million related to disposal and write-off of fixed assets; and (iii) -R$7.9 million from contingency actions to prevent and fight the effects of the Covid-19 pandemic.

[1] The result of "Other Segments" is composed of results in the following units: (i) Ingredients (solutions in natural and innovative ingredients for health and nutrition industries); (ii) Global Desk (area in charge of settling few *in natura* products, negotiation of energy agreements, among others); and (iii) Pets (animal food)

STRATEGY, BRANDS AND INNOVATION

Market Share

1) Brazil


TOTAL BRF
1.2p.p.
43.2%
43.7%
43.3%
42.8%
42.6%
43.0%
41.8%
1TM20
2TM20
3TM20
4TM20
5TM20
6TM20
1TM21

TM is equivalent to two months period.

The decline in the last reading is concentrated in sausages/franks and margarines, mainly due to the price transfer by the Company to protect its profitability. It is worth highlighting: i) continued undisputed leadership across all categories; ii) the launch of Speciale line-cold cuts, which grew +20% in sell-out versus 6Bi20; iii) In Frozen meals, innovations in the Sadia Speciale line increased by 71% in sell-out versus the last bi-monthly period of 2020.


COLD CUTS
-0.2p.p.
49.4%
49.4%
48.9%
48.9%
48.5%
48.2%
48.0%
Jan/Feb 2020
Mar/Apr 2020
May/Jun 2020
Jul/Aug 2020
Sept/Oct 2020
Nov/Dec 2020
Jan/Feb 2021


MARGARINES
-2.4p.p.
59.2%
61.2%
59.8%
58.6%
60.4%
60.2%
57.8%
Feb/Mar 2020
Apr/May 2020
Jun/Jul 2020
Aug/Sept 2020
Oct/Nov 2020
Dec/Jan 2021
Feb/Mar 2021


FROZEN MEALS
+0.7p.p.
45.3%
46.6%
45.6%
45.1%
45.7%
43.9%
44.6%
Feb/Mar 2020
Apr/May 2020
Jun/Jul 2020
Aug/Sept 2020
Oct/Nov 2020
Dec/Jan 2021
Feb/Mar 2021


SAUSAGES/FRANKS
-2.0p.p.
34.5%
35.6%
33.8%
33.8%
34.2%
35.2%
33.3%
Jan/Feb 2020
Mar/Apr 2020
May/Jun 2020
Jul/Aug 2020
Sept/Oct 2020
Nov/Dec 2020
Jan/Feb 2021

Source: Nielsen Retail two months report - Margarines and Frozen Meals (February/March reading); Processed Food and Cold Cuts (January/February reading).

2) International


GCC
+2.8P.P.
53.2%
56.0%
+0.3P.P.
48.0% 48.3%
-1.3P.P.
16.1% 14.8%
-1.0P.P.
37.5% 36.5%
Chicken Cuts
Griller
Processed Food
Total
1Q20
1Q21

We ended the quarter with a 36.5% share, maintaining our leadership in GCC. It is worth noting the 2.8 p.p. increase in chicken cuts vs. 1Q20, in line with our continuous focus on a value-added portfolio. Lastly, we point out the steady growth of our share in processed food over the last three quarters, already reflecting our investment in the processed food plant in Saudi Arabia.


BANVIT
-2.9P.P.
26.4%
23.5%
+0.7P.P.
20.6% 21.4%
+0.4P.P.
19.5% 19.9%
+0.5P.P.
20.6% 21.1%
Chicken Cuts
Griller
Processed Food
Total
1Q20
1Q21

We ended 1Q21 with a 21.1% market share, a 0.5 p.p. y/y increase. We point out the *In Natura* segment, which reached 21.4% market share, up 1.8 p.p. y/y, consolidating our market leadership in the categories in which we operate.

Sources: Market Share GCC and Banvit: Nielsen

Preference

Our main brands in Brazil recorded increased preference when compared to the last reading of 4Q20, namely: +4.5 p.p. in Perdigão, +3.7 p.p. in Sadia and +2.9 p.p. in Qualy. We also reinforced our presence in the media with higher brand digital investment. Another positive performance was the NPS – Net Promoter Score, which totaled 8.78 in the consolidated in 1Q21, +0.7 points over 4Q20, with consistent growth across all brands.

Innovation

Brazil: year started in an accelerated pace, reaching 6.7% of revenue in 1Q21, versus 5.6% in 4Q20 (a 94.7% increase y/y) and we highlight the following launches: Sadia breaded and spicy chicken drumsticks, Sadia Veg&Tal veg chicken, Veg&Tal hamburgers and meatballs, Sadia Burritos Hot Pocket, the Speciale ready meal line, "Suíno Fácil Sadia" new pork cuts, "Soltíssimo Sadia", a new line of cold cuts, and the "Perdigão Na Brasa" barbecue side dishes, including "farofa" (Brazilian seasoned toasted manioc flour), garlic and cheese bread, butter, cheese spread and Qualy cheese rolls.

International: we have expanded our portfolio by launching 18 SKUs in our export markets, with a focus on increased penetration in higher value-added products. We maintain our strategy of developing a value-added portfolio, launching Frozen Vegetables, Sadia Cooked Shawarma and Sadia Jumbo Frank in GCC, in addition to Individual Quick Freezing (IQF) chicken and Smoked Jumbo Frank under the Banvit brand. In Asia, we launched the new Sadia Cooked Chicken portfolio and in the Direct Export markets, we launched new breaded (Nuggets for children for retail in Chile, 3kg-Supreme Chicken in Argentina) and baked items (1kg-baked wings for retail in South Africa, diced and grilled chicken breast for Food Service in Chile), and we relaunched Qualy Margarine in the Uruguay.

In addition, we obtained four new licenses in 1Q21, allowing certain plants to export to Chile, Mexico, Canada and South Africa. We remain focused on expanding our possibilities of operations in markets where we are already present and in new locations.

Other Products (Pet Food): Launch of dental snacks for dogs with the Balance brand.

ESG Highlights

- Signature of the first partnership agreements with Banco do Brasil to finance the installation of solar energy panels in our integrated producers' farms;
- Conclusion of the investigations by the U.S. Securities and Exchange Commission (SEC) and the U.S. Department of Justice (DoJ) against BRF within the scope of *Trapaça* and *Carne Fraca* Operations;
- Adherence to the "Equality is a Priority" commitment from the Brazilian network of the UN Global Compact;
- Expenses to prevent and fight against Covid-19 totaled R$80 million in 1Q21, distributed as follows:

R$ Millions	Total	Brazil	Halal DDP	Asia	Direct Exp.	Corporate
Additional personnel expenses	21	12	2	3	3	0
Prevention and control expenses	41	25	4	6	5	0
Donations	8	0	0	0	0	8
Logistics	0	0	0	0	0	0
Others	10	5	1	3	1	0
Total	80	43	8	13	9	8

- On March 31, 2021, we announced the donation of another R$50 million in actions to fight against COVID-19 and its effects on society, supporting public and private organizations working in the frontline of the pandemic. Donations mainly focused in medical supplies and equipment, food, social actions and other initiatives;
- Adherence to the Round Table on Responsible Soy Association (RTRS), the world's largest sustainability platform in the soy chain;
- Listing in tier 3 of the International Business Benchmark on Farm Animal Welfare (BBFAW) ranking;
- We became signatories of the statement letter "Climate neutrality: a great opportunity", idealized by the Brazilian Business Council for Sustainable Development (CEBDS);
- We were ranked as second-best reputation in the food sector according to the corporate reputation business monitor research conducted by the consultancy firm Merco in Brazil;
- We are also the top-ranked Brazilian company in The Wall Street Journal's *"100 Most Sustainably Managed Companies in the World"* ranking list.
- BRF was included in Forbes' "Best companies to work for" ranking in 2020. Only seven Brazilian companies appeared in the ranking.

Sustainability aligned with strategy

In connection with BRF Vision 2030, we defined public commitments related to animal welfare, traceability, natural resources, innovation, and diversity. Further details can be found on our website https://www.brf-global.com/en/sustainability/.

We have five ESG targets linked with compensation composed of different sustainability topics. It is worth noting that, to meet a global perspective and include a more accurate estimate of the impact on population, we adjusted the description of the "Food Waste" target.

Category	Commitment
Commodities	Ensure 100% traceability of grains acquired from Amazon and "Cerrado" by 2025.
Natural resources	Reduce by 13% the water consumption index at BRF by 2025.
Food Waste	Promote education to reduce food waste to 1.5 million people globally by 2030.
Diversity	Reach 30% women in leadership positions by 2025
Packages	Have 100% of recyclable, reusable or biodegradable packages by 2025

CONSOLIDATED PERFORMANCE

Net Operating Revenue (NOR)

Volumes - Thousand Tons	1Q21	1Q20	Chg. % y/y	4Q20	Chg. % q/q
Poultry (In Natura)	*479*	*488*	*(1.7%)*	*496*	*(3.4%)*
Pork and Others (In Natura)	*71*	*75*	*(4.7%)*	*79*	*(9.5%)*
Processed Food	*448*	*459*	*(2.4%)*	*554*	*(19.0%)*
Others Sales	*70*	*64*	*8.8%*	*69*	*1.0%*
Total	1,069	1,086	(1.6%)	1,198	(10.8%)
NOR (R$ Million)	10,592	8,949	18.4%	11,474	(7.7%)
Average Price (NOR)	*9.91*	*8.24*	*20.2%*	*9.58*	*3.5%*

Net revenue totaled R$10.6 billion (+18.4% y/y) in 1Q21, reflecting: (i) an improved business performance in the Brazilian Segment, which recorded total net revenue growth of +15.1% y/y, due to an improved combination of product mix and prices; (ii) increased net revenue from the International Segment, mainly due to exchange rate depreciation effects of 22.8% in 1Q21.

Hedge accounting strategy

The effects of financial instruments for currency hedge totaled -R$75 million in 1Q21, resulting from positions settled in 1Q21, which had been acquired in the 12 months preceding their settlement.

Build-up of Derivatives Instruments Settled in 1Q21	1Q20	2Q20	3Q20	4Q20	1Q21
Cummulative Notional Exposure (US$ Millions)	100	172	112	373	501
Average Strike Price (BRL/USD)	4.48	5.00	4.90	5.23	5.28

Similarly, as per Note 24.5 to the Interim Financial Information (ITR), the position falling due is as follows:

Derivatives Instruments by Expiry Date - US$ Thousand	2Q21	3Q21	4Q21	1Q22
Notional to be settled in each period	365	68	39	10
Strike Price (BRL/USD)	5.56	5.72	5.58	5.94

The Company can make additional contracts for cash flow hedge, as provided for in its Financial Risk Management Policy, always backed by future export revenues, to the extent its probability increases and assuming a timeframe of up to 12 months.

For the purposes of cash flow hedge, we point out that its objective is to hedge its operational result and reduce volatility, not allowing, under any circumstance, the contract of derivative financial instruments for speculation purposes.

Cost of Sales (COGS)

COGS - R$ Million	1Q21	1Q20	Chg. % y/y	4Q20	Chg. % q/q
Cost of Goods Sold	(8,397)	(6,696)	25.4%	(8,580)	(2.1%)
R$/Kg	*7.85*	*6.16*	*27.4%*	*7.16*	*9.6%*

COGS per kg rose 27.4% y/y in 1Q21, reflecting (i) grain average price increase; (ii) exchange rate depreciation of +22.8% y/y in 1Q21, which impacted acquisition costs of inputs and supplies; (iii) increased freight and diesel costs; (iv) packaging, due to the price increases in raw materials for their production; and (v) R$64 million related to actions to fight and prevent Covid-19.

It is worth noting that, according to Embrapa (Brazilian Company of Agribusiness Research), poultry and swine production theoretical costs rose 70.3% and 77.1%[2] y/y in 1Q21, respectively. Since early 2019, we saw the Production Cost Index (ICP) soaring nearly 74% (+83.1% y/y considering the three months preceding the end of the quarter[3]).

The Company's grain management strategy, which aims at ensuring costs below the market and contributing to achieving sustainable margins, comprises increasing storage capacity, operating efficiency, and optimum animal food production levels, besides potentializing the consumption of alternative inputs. These initiatives have been contributing to mitigate the impacts of higher commodities prices over production costs, especially during the last two quarters. In this 1Q21, COGS/kg of BRF came 22% lower than Embrapa's average.

Production Cost Index (ICP) Embrapa vs. BRF Cost (COGS/kg) - Basis 100



100
99
101
106
113
121
131
162
174
99
102
106
113
118
123
135
Embrapa's Average Cost
COGS/KG BRF
1Q19 2Q19 3Q19 4Q19 1Q20 2Q20 3Q20 4Q20 1Q21

In 1Q21, as per Note 7 to the Interim Financial Information (ITR), our raw material inventories reached the balance of R$2,203 million, a 7.7% increase y/y, reflecting the continuity of the Company's strategic decision to raise its inventory levels, in anticipation of an upward trend, particularly grain costs.

Gross Profit

Gross Profit - R$ Million	1Q21	1Q20	Chg. % y/y	4Q20	Chg. % q/q
Gross Profit	**2,195**	**2,253**	**(2.6%)**	**2,895**	**(24.2%)**
Gross Margin (%)	*20.7%*	*25.2%*	*(4.5) p.p.*	*25.2%*	*(4.5) p.p.*

Gross margin was 20.7% (-4.5 p.p. y/y) in 1Q21, pressured by higher costs in the period, as described above, but which were partially offset by the Company's agility to adjust product prices, improve commercial execution

[2] Variation in the average production cost index of Embrapa (ICPPoultry and ICPSwine) between 1Q19 and 1Q21 publicly available on the website www.embrapa.br

[3] Spot average prices, considering 2/3 – corn and 1/3 – soybean bran – Esalq/B3.

and enhance mix of products and channels. Also, excluding the costs to prevent and fight the effects of Covid-19, gross margin would have reached 21.3% in 1Q21.

Operating Expenses

Operating Expenses - R$ Million	1Q21	1Q20	Chg. % y/y	4Q20	Chg. % q/q
Selling Expenses	**(1,436)**	(1,317)	**9.1%**	**(1,573)**	**(8.7%)**
% of the NOR	*(13.6%)*	*(14.7%)*	*1.1 p.p.*	*(13.7%)*	*0.1 p.p.*
General and Administrative Expenses	**(160)**	(143)	**12.2%**	**(220)**	**(27.2%)**
% of the NOR	*(1.5%)*	*(1.6%)*	*0.1 p.p.*	*(1.9%)*	*0.4 p.p.*
Operating Expenses	**(1,596)**	(1,460)	**9.4%**	**(1,793)**	**(10.9%)**
% of the NOR	*(15.1%)*	*(16.3%)*	*1.2 p.p.*	*(15.6%)*	*0.5 p.p.*

Total operating expenses increased by 9.4% y/y in 1Q21, on the back of expenses relating to prevention and fight against the effects of Covid-19 on our operations, totaling R$16 million; and higher expenses denominated in Brazilian Reais in the international market, due to the effect of depreciated exchange rate. On the other hand, operating expenses as a percentage of net revenue improved by 1.2 p.p., reflecting the strict control of expenses.

Other Operating Results

Other Operating Results - R$ Million	1Q21	1Q20	Chg. % y/y	4Q20	Chg. % q/q
Other Operating Results	**29**	(239)	**n.m.**	**(141)**	**n.m.**
% of the NOR	*0.3%*	*(2.7%)*	*n.m.*	*(1.2%)*	*n.m.*

In 1Q21, we recorded a net positive result of R$29 million under "Other Operating Results", which mainly includes: (i) R$60 million in tax recoveries and exclusion of ICMS (State VAT) from PIS/Cofins (federal taxes on gross revenue) calculation basis; (ii) -R$28 million in employee and management profit sharing and other benefits; and (iii) -R$5 million in provisions for civil and tax contingencies. For more details on this item, see Note 27 to the Interim Financial Information.

Financial Result

Financial Results R$ Million	1Q21	1Q20	Chg. % y/y	4Q20	Chg. % q/q
Net Interest	(409)	(296)	38.4%	(434)	(5.6%)
Adjusted Present Value	(143)	(91)	57.7%	(127)	12.9%
Net Charges on Rights and Obligations	(65)	(92)	(30.2%)	98	n.m.
Exchange Rate Variation and Fair Value (MtM)	(84)	(123)	(31.8%)	(13)	525.1%
Other Financial Results	99	(4)	n.m.	10	849.0%
Net Financial Results	**(603)**	**(606)**	**(0.6%)**	**(466)**	**29.4%**

The main components were grouped into the following categories:

(i) **Net Interest on gross debt, cash and derivatives** amounted to a net expense of R$409 million in 1Q21, R$114 million higher than in 1Q20, mainly due to interest expense related to the foreign currency-denominated debt installment, as a result of exchange rate depreciation (average exchange rate of R$4.46/US$ in 1Q20 vs. R$5.47/US$ in 1Q21) and increased IPCA ytd (2.46% in 1Q21 vs. 1.61% in 1Q20).

(ii) **Adjustment to Present Value (APV)** totaled expenses of R$143 million in 1Q21, R$52 million higher than in 1Q20, reflecting a higher balance of suppliers in the q-o-q comparison. The APV refers to the net financial result connected with customers' and suppliers' accounts. This amount is offset in gross profit.

(iii) **Net Charges on Rights and Obligations** amounted to an expense of R$65 million in 1Q21, R$28 million lower than in 1Q20, mainly owing to (i) interest income over ICMS in the calculation basis of PIS/Cofins at R$45 million in the quarter; (ii) lower remuneration over other rights at R$21 million; (iii) lower expenses from contingent liabilities at R$14 million; and (iv) other effects that increased liabilities charges by R$10 million.

(iv) **Exchange Rate Variation and Fair Value (MtM)** totaled an expense of R$84 million in 1Q21 compared to an expense of R$123 million in 1Q20, reflecting: (i) positive result from exchange rate variation over assets and liabilities of R$5 million, R$119 million higher than in 1Q20; (ii) expenses from adjustments to market value of derivative financial instruments totaling R$57 million in the quarter, R$69 million higher than in 1Q20; and (iii) result of hedge accounting effectiveness tests, which implied accounting reclassifications (from operating income to financial expenses) of R$31 million, an R$11 million increase compared to 1Q20;

(v) **Other Financial Results** totaled a gain of R$99 million in 1Q21 compared to an expense of R$4 million in 1Q20, mainly due to: (i) the adjustment to the put option fair value relating to business combination (Banvit "put option") of R$102 million in the quarter, higher than the R$53 million recorded in 1Q20.

Net Income (Loss)

Net Income / (Loss) - R$ Million	1Q21	1Q20	Chg. % y/y	4Q20	Chg. % q/q
Consolidated Net / (Loss) Income - Continued Op.	**22**	(38)	n.m.	**902**	**(97.5%)**
Net Margin (%)	*0.2%*	*(0.4%)*	*0.6 p.p.*	*7.9%*	*(7.7) p.p.*
Consolidated Net / (Loss) Income - Total Consolidated	**22**	(38)	n.m.	**902**	**(97.5%)**

The Company posted a corporate net income of R$22 million in 1Q21, a R$60 million growth y/y. It is worth noting that the quarter was still affected by R$80 million expenses to fight the impacts of Covid-19. Excluding the impacts of Covid-19 on the result, adjusted by the standard tax rate, net income would total R$103 million in 1Q21.

Adjusted EBITDA

EBITDA - R$ Million	1Q21	1Q20	Chg. % y/y	4Q20	Chg. % q/q
Consolidated Net (Loss)	**22**	(38)	n.m.	**902**	(97.5%)
Income Tax and Social Contribution	3	(14)	n.m.	(407)	n.m.
Net Financial	603	606	(0.6%)	466	29.4%
Depreciation and Amortization	661	572	15.7%	621	6.5%
EBITDA	**1,289**	1,126	**14.5%**	**1,582**	**(18.5%)**
EBITDA Margin (%)	*12.2%*	*12.6%*	*(0.4) p.p.*	*13.8%*	*(1.6) p.p.*
Impacts of Carne Fraca/Trapaça operations	5	199	(97.4%)	18	(70.6%)
Tax recoveries	(63)	(74)	(15.8%)	(54)	14.9%
Others	2	(0)	n.m.	42	n.m.
Adjusted EBITDA	**1,234**	1,251	**(1.4%)**	**1,587**	**(22.3%)**
Adjusted EBITDA Margin (%)	*11.6%*	*14.0%*	*(2.4) p.p.*	*13.8%*	*(2.2) p.p.*
ICMS PIS/COFINS Impact	38	0	n.m.	92	n.m.
EBITDA Adjusted Ex-Tributary Effects*	**1,196**	1,251	**(4.4%)**	**1,496**	**(20.1%)**
EBITDA Adjusted Margin Ex-Tributary Effects (%)*	*11.3%*	*14.0%*	*(2.7) p.p.*	*13.0%*	*(1.7) p.p.*

**tax assets relating to the exclusion of ICMS from PIS/Cofins calculation basis and ICMS over Staple Basket*

Despite the extremely adverse and challenging scenario in 1Q21, the Company's Adjusted EBITDA Ex-Tax Effects totaled R$1,196 million, reflecting consistent results and confirming its capacity of high commercial and operating performance, without losing focus on the long-term vision. The expenses relating to prevention and fight against the impacts of Covid-19 totaled R$80 million. Excluding these effects, Adjusted EBITDA Ex-Tax Effects would grow by +2.0% y/y to R$1,276 million, with an Adjusted EBITDA Margin of 12.0% in 1Q21.

CAPITAL STRUCTURE

Million BRL	1Q21	1Q20	LTM
EBITDA	1,289	1,126	5,404
Working Capital	176	10	-543
Δ Accounts Receivable	1,272	342	114
Δ Inventories	-1,584	-919	-4,000
Δ Suppliers	489	586	3,342
Others	-37	384	152
Δ Taxes	78	48	484
Δ Provisions	-107	220	-29
Δ Salaries/Benefits	-196	-103	40
Δ Others	188	219	-343
Cash Flow from Operating Activities	1,428	1,520	5,013
CAPEX with IFRS16	-737	-501	-2,697
Cash Flow from Operations with Capex	691	1,019	2,315
M&A and Sale of Assets	-275	10	-221
Cash Flow from Investments	-1,012	-491	-2,918
Cash - Financial Results	403	1,147	58
Interest Income	36	1	161
Interest Expenses	-456	-185	-1,693
FX Variation on Cash and Cash Equivalents	308	781	378
Cash Flow from Financing Activities	291	1,745	-1,096
Free Cash Flow	707	2,774	999
New Debt Amortizantions	53	709	-484
Shares Buyback	0	0	-106
Cash Position Variations	759	3,483	409

* The managerial cash flow above does not follow the same classification of the cash flow statement, especially concerning loans, where interest rates are considered a financial flow; amortization and funding are classified out of free cash generation, composing the total cash variation.

Free Cash Flow

Free cash flow totaled R$707 million in 1Q21, R$2,067 million lower than in 1Q20, mainly due to Cash Flow from Investments (explained in more detail in a specific item below), which totaled -R$1,012 million in 1Q21, R$521 million higher than in 1Q20, as well as Financial Cash Flow, which totaled a cash generation of R$291 million in the quarter, R$1,454 million lower than in 1Q20.

Operating Cash Flow and Cash Conversion Cycle

Operating cash flow totaled R$1,428 million in 1Q21, R$92 million lower than in 1Q20. Despite the R$163 million higher EBITDA and R$166 million higher release of working capital in the y/y comparison, the difference is negative due to the lower revenue from "Other variations", which includes: (i) effect of the payment provision for the Class Action settlement, which positively impacted this line in 1Q20 at R$204 million; and (ii) settlement of a lawsuit with the state of Rio de Janeiro, due to the granting of amnesty on the ICMS proceeding over Staple Basket, totaling R$95 million in 1Q21.

The Company's financial cycle totaled 19.2 days in 1Q21, a 2.4-day increase compared to 1Q20, mainly due to: (i) higher grain and finished product inventories over 1Q20;(ii) the increase in balance for payment of commodities associated with the fluctuation in grain price and (iii) the concentration of receivables referring to year-end campaigns, driven by higher revenues, and higher carryover balance in FIDC at the end of 1Q21.

Cash Flow from Investments

The cash flow from investments totaled -R$1,012 million in 1Q21 vs. -R$491 million lower than in 1Q20, mainly due to (i) Capex R$236 million higher than in 1Q20; (ii) the acquisition of 25% interest in Al Yasra Food KSCC in Kuwait for R$238 million (see Note 1.1); and the financial settlement of the acquisition of Joody Al Sharqiya, in Saudi Arabia, for R$42 million (see Note 1.2).

Capital investments totaled R$737 million in 1Q21, 47.0% higher than in 1Q20, with R$261 million allocated for growth, efficiency, and support; R$283 million for biological assets and R$193 million for leasing and others.

CAPEX - R$ Million	1Q21	1Q20	Chg. % y/y	4Q20	Chg. % q/q
Growth	109	49	124.4%	111	(1.6%)
Efficieny	25	10	148.0%	20	24.9%
Support	127	80	58.0%	139	(8.4%)
Biological Assets	283	217	30.6%	270	4.7%
Commercial Lease and Others	193	146	32.4%	176	9.4%
Total	**737**	**501**	**47.0%**	**716**	**2.9%**

Financial Cash Flow

The financial cash flow totaled R$291 million in 1Q21, R$1,454 million lower than in 1Q20, mainly due to (i) interest payment of R$456 million in the period, R$254 million higher than in 1Q20, explained by the more concentrated payment schedule, the higher average exchange rate and the increased IPCA rates (2.46% in 1Q21 vs. 1.61% in 1Q20); (ii) the exchange rate depreciation in 1Q21, with a R$308 million impact on the cash position in strong currency in the period, R$473 million lower than in 1Q20; and (iii) a R$389 million lower revenue from derivatives hedging the Company's balance sheet in the y/y comparison.

Indebtedness

R$ Million		In 03.31.2021		In 12.31.2020	
Debt	**Current**	**Non-current**	**Total**	**Total**	**Δ %**
Local Currency	(415)	(6,465)	(6,880)	(6,665)	3.2%
Foreign Currency	(1,391)	(16,444)	(17,835)	(16,125)	10.6%
Gross Debt	**(1,806)**	**(22,909)**	**(24,715)**	**(22,790)**	**8.4%**
Cash Investments*					
Local Currency	3,728	39	3,767	4,461	-15.6%
Foreign Currency	5,420	210	5,630	4,177	34.8%
Total Cash Investments	9,148	249	9,397	8,638	8.8%
Net Debt	**7,342**	**(22,660)**	**(15,318)**	**(14,152)**	**8.2%**

** Cash considered is comprised of Cash and Cash Equivalents, Financial Investments, Restricted Cash, and Derivative Financial Assets*

Total gross indebtedness came to R$24,715 million, and includes the item current and non-current Derivative Financial Instruments Liabilities, totaling R$678 million, as per Note 24.5 to the Interim Financial Information (ITR).

Funding totaled R$143 million and settlements totaled R$90 million.

The average term of indebtedness was extended to 9.7 years in 1Q21, a 5.2-year increase from 1Q20.

The Company's adjusted gross leverage, measured by gross debt/Adjusted EBITDA ratio in the last 12 months, ended 1Q21 at 4.78x vs. 4.22x in 1Q20. The Company's net debt totaled R$15,318 million in 1Q21, R$270 million lower than 1Q20, with a net leverage of 2.96x in 1Q21, vs. 2.68x in 1Q20. Only as a reference, if we apply the net indebtedness/Adjusted EBITDA ratio in the last 12 months, considering the exchange rate as of March 31, 2021 (R$5.70) over net debt and the weighted average exchange rate (R$5.46) over Adjusted EBITDA in the last 12 months, net leverage in US dollars would be 2.84x in 1Q21, versus 2.12x in 1Q20 under the same criteria.

The Company reiterates that it does not have financial leverage covenants.

RELATIONSHIP WITH INDEPENDENT AUDITORS

Pursuant to CVM Instruction No. 381, dated January 14, 2003, the Company reports that its policy of engagement of services unrelated to the external audit is based on principles that protect auditor independence.

Pursuant to CVM Instruction No. 381/03, in the period ended March 31, 2021, KPMG Auditores Independentes was not engaged in providing services unrelated to external audits.

Pursuant to CVM Instruction No. 480/09, the Company's management states that at a meeting held on May 12,2021 it discussed, reviewed, and agreed with the information included in the independent auditor's review of the 1Q21 Interim Financial Information.

CONSOLIDATED INCOME STATEMENT

Financial Statement - R$ Million	1Q21	1Q20	Chg. % y/y	4Q20	Chg. % q/q
Net Operating Revenues	10,592	8,949	18.4%	11,474	(7.7%)
Cost of Sales	(8,397)	(6,696)	25.4%	(8,580)	(2.1%)
% of the NOR	*(79.3%)*	*(74.8%)*	*(4.5) p.p.*	*(74.8%)*	*(4.5) p.p.*
Gross Profit	**2,195**	2,253	**(2.6%)**	**2,895**	**(24.2%)**
% of the NOR	*20.7%*	*25.2%*	*(4.5) p.p.*	*25.2%*	*(4.5) p.p.*
Operating Expenses	**(1,596)**	(1,460)	**9.4%**	**(1,793)**	**(10.9%)**
% of the NOR	*(15.1%)*	*(16.3%)*	*1.2 p.p.*	*(15.6%)*	*0.5 p.p.*
Selling Expenses	**(1,436)**	(1,317)	**9.1%**	**(1,573)**	**(8.7%)**
% of the NOR	*(13.6%)*	*(14.7%)*	*1.1 p.p.*	*(13.7%)*	*0.1 p.p.*
Fixed	(876)	(816)	7.3%	(975)	(10.2%)
Variable	(561)	(501)	11.9%	(598)	(6.2%)
General and Administrative Expenses	**(160)**	(143)	**12.2%**	**(220)**	**(27.2%)**
% of the NOR	*(1.5%)*	*(1.6%)*	*0.1 p.p.*	*(1.9%)*	*0.4 p.p.*
Honorary of our Administrators	(11)	(12)	(5.2%)	(13)	(14.4%)
% of the NOR	*(0.1%)*	*(0.1%)*	*0.0 p.p.*	*(0.1%)*	*0.0 p.p.*
General and Administrative	(149)	(131)	13.8%	(207)	(28.1%)
% of the NOR	*(1.4%)*	*(1.5%)*	*0.1 p.p.*	*(1.8%)*	*0.4 p.p.*
Operating Income	**599**	793	**(24.5%)**	**1,102**	**(45.7%)**
% of the NOR	*5.7%*	*8.9%*	*(3.2) p.p.*	*9.6%*	*(3.9) p.p.*
Other Operating Results	**29**	(239)	**(112.3%)**	**(141)**	**n.m.**
EBIT	**628**	555	**13.2%**	**961**	**(34.7%)**
% of the NOR	*5.9%*	*6.2%*	*(0.3) p.p.*	*8.4%*	*(2.5) p.p.*
Net Financial Income	**(603)**	(606)	**(0.6%)**	**(466)**	**29.4%**
Income before Taxes	**25**	(52)	**(148.8%)**	**495**	**(94.9%)**
% of the NOR	*0.2%*	*(0.6%)*	*0.8 p.p.*	*4.3%*	*(4.1) p.p.*
Income Tax and Social Contribution	(3)	14	(120.7%)	407	(100.7%)
% of Income before Taxes	*(11.1%)*	*(26.2%)*	*(0.6) p.p.*	*82.3%*	*(93.4) p.p.*
Consolidated Net Income (Loss) - Continued Operations	**22**	(38)	**(158.7%)**	**902**	**(97.5%)**
% of the NOR	*0.2%*	*(0.4%)*	*0.6 p.p.*	*7.9%*	*(7.7) p.p.*
Consolidated Net Income (Loss) - Total Consolidated	**22**	(38)	**(158.7%)**	**902**	**(97.5%)**
% of the NOR	*0.2%*	*(0.4%)*	*0.6 p.p.*	*7.9%*	*(7.7) p.p.*
EBITDA	**1,289**	1,126	**14.5%**	**1,582**	**(18.5%)**
% of the NOR	*12.2%*	*12.6%*	*(0.4) p.p.*	*13.8%*	*(1.6) p.p.*
Adjusted EBITDA	**1,234**	1,251	**(1.4%)**	**1,587**	**(22.3%)**
% of the NOR	*11.6%*	*14.0%*	*(2.4) p.p.*	*13.8%*	*(2.2) p.p.*

CONSOLIDATED BALANCE SHEET

Balance Sheet - R$ Million	03.31.21	12.31.20
Assets		
Current Assets		
Cash and Cash Equivalents	8,667	7,577
Financial Investments	314	314
Accounts Receivable	2,981	4,136
Recoverable Taxes	948	943
Inventories	8,239	6,803
Biological Assets	2,301	2,129
Other Financial Assets	167	378
Other Receivables	238	237
Anticipated expenses	266	209
Restricted Cash	0	0
Current Assets held to sale	201	186
Total Current Assets	**24,322**	**22,912**
Non-Current Assets		
Long-term assets	9,417	9,308
Cash Investments	223	345
Accounts and other Receivable	46	50
Judicial Deposits	556	553
Biological Assets	1,273	1,222
Recoverable Taxes	5,033	4,923
Deferred Taxes	2,190	2,109
Restricted Cash	24	24
Other Receivables	70	82
Other Financial Assets	2	0
Permanent Assets	17,676	17,445
Investments	9	9
Property, Plant and Equipment	12,329	12,216
Intangible	5,338	5,220
Total Non-Current Assets	**27,093**	**26,753**
Total Assets	**51,415**	**49,665**

Balance Sheet - R$ Million	03.31.21	12.31.20
Liabilities and Equity		
Current Liabilities		
Loans and Financing	1,135	1,060
Suppliers*	9,963	9,379
Supply Chain Risk	1,489	1,453
Payroll and Mandatory Social Charges	721	941
Taxes Payable	443	396
Other Financial Liabilities	671	385
Provisions	791	865
Employee Pension Plan	126	125
Other Liabilities	749	836
Total Current Liabilities	**16,088**	15,440
Non-Current Liabilities		
Loans and Financing	22,902	21,344
Suppliers*	2,124	2,167
Taxes and Social Charges Payable	138	141
Provision for Tax, Civil and Labor Contingencies	803	837
Deferred Taxes	39	27
Employee Pension Plan	675	651
Other Liabilities	265	243
Total Non-Current Liabilities	**26,946**	25,411
Total Liabilities	**43,035**	40,851
Shareholders' Equity		
Capital Stock	12,460	12,460
Capital Reserves and Other equity transactions	70	142
Other Related Results	(1,570)	(1,299)
Retained Profits	(2,537)	(2,594)
Treasury Shares	(124)	(124)
Non-Controling Shareholders	81	228
Total Shareholders' Equity	**8,380**	8,814
Total Liabilities and Shareholders	**51,415**	49,665

** It includes R$414 million current leasing liability and R$2,110 million non-current, according to Interim Financial Information (ITR)*